Contingent Buffer Equity Note ("CBEN") Linked to the Hang Seng China Enterprises Index and the Hong Kong Dollar

Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-178081
January 9, 2013

Payoff Diagram for the Securities


The Underlying Index
The Securities
Payment at Maturity on the Securities
$1,205 Maximum Payment at Maturity
$1,000 Payment at Contingent Minimum Return of 0%
20.5%
Underlying Index Return*

** The Underlying Index Return is the performance of the Underlying Index as adjusted by its exposure to the performance of the Hong Kong dollar relative to the U.S. dollar.*

KEY TERMS

Issuer	Morgan Stanley
Underlying Index	Hang Seng China Enterprises Index (HSCEI)
Underlying Currency	Hong Kong dollar (HKD/USD)
Contingent Minimum Return	0%
Payment at Maturity	**If a Knock-Out Event has NOT occurred**, you will receive a cash payment at maturity per security equal to $1,000 *plus* a return equal to $1,000 *times* the greater of (i) the Contingent Minimum Return and (ii) the Underlying Index return, subject to the Maximum Payment at Maturity. **If a Knock-Out Event HAS occurred**, you will receive a cash payment at maturity that will reflect the percentage depreciation in the Currency Adjusted Closing Value on a 1 to 1 basis, calculated as follows: *$1,000 + ($1,000 x Underlying Index Return)*
Maximum Payment at Maturity	$1,205 per security (120.5% of the stated principal amount)
Knock-Out Event	A Knock-Out Event occurs if the Final Index Value is less than the Initial Index Value by an amount greater than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Final Index Value is less than the Knock-Out Level.
Underlying Index Return	(Final Index Value – Initial Index Value) / Initial Index Value
Initial Index Value	The Currency Adjusted Closing Value on the Pricing Date
Knock-Out Buffer Amount	20%
Knock-Out Level	80% of the Initial Index Value
Final Index Value	The arithmetic average of the Currency Adjusted Closing Values on each of the five Valuation Dates
Averaging Dates	January 20, 2014 , January 21, 2014 , January 22, 2014 , January 23, 2014, January 24, 2014
Currency Adjusted Closing Value	On any day, the Index Closing Value on such day multiplied by the Spot Rate on such day.
Spot Rate	The official MID WM Reuters fixing at 4:00pm London Time, expressed as the number of U.S. dollars per one unit of the Underlying Currency
Listing	The securities will not be listed on any securities exchange
CUSIP / ISIN	61761JBF5/US61761JBF57

The securities are designed for investors in the emerging markets who seek to participate in the appreciation of the Hang Seng China Enterprises Index, adjusted for its exposure to the Hong Kong dollar against the U.S. dollar. Investors should be willing to forgo interest and dividend payments and, if the Final Index Value is less than the Initial Index Value by more than 20%, be willing to lose some or all of their principal based on the performance of the Underlying Index and the Underlying Currency over the term of the securities. The Final Index Value can be less than the Initial Index Value either due to a decline in the underlying index or due to a decline in the value of the Hong Kong dollar relative to the U.S. dollar, and a decline of both the underlying index and the Hong Kong dollar will exacerbate the investor's loss.

Senior unsecured obligations of Morgan Stanley maturing January 29, 2014. All payments on the securities are subject to the credit risk of Morgan Stanley.

The securities are expected to price on January 11, 2013 and are expected to settle on January 16, 2013.

Fees and Commissions:
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1% for each note it sells.

Final Index Value	Underlying Index Return	Payment on the Securities	Return on Securities
2,560	60.0%	$1,205	20.5%
2,400	50.0%	$1,205	20.5%
2,240	40.0%	$1,205	20.5%
2,080	30.0%	$1,205	20.5%
1,928	20.5%	$1,205	20.5%
1,920	20.0%	$1,200	20.0%
1,760	10.0%	$1,100	10.0%
1,680	5.0%	$1,050	5.0%
1,600	**0%**	**$1,000**	**0%**
1,520	-5.0%	$1,000	0%
1,440	-10.0%	$1,000	0%
1,280	-20.0%	$1,000	0%
1,272	-20.5%	$795	-20.5%
1,120	-30.0%	$700	-30.0%
960	-40.0%	$600	-40.0%
640	-60.0%	$400	-60.0%
320	-80.0%	$200	-80.0%
0	-100.0%	$0	-100.0%

KEY RISKS / CONSIDERATIONS

- The securities do not guarantee any return of principal and do not pay any interest. You may lose some or all of your investment.
- Any payments on the securities are subject to issuer credit risk.
- Risks associated with investments in securities linked solely to the value of Chinese equity securities; currency exchange rate risk
- The investor does not own the underlying Index and does not receive dividends or have any other rights that holders of the securities comprising the underlying index would have.
- Your maximum gain on the securities is limited by the maximum payment at maturity, regardless of any further appreciation of the underlying index, which may be significant.
- If the underlying index declines by more than the knock-out buffer amount, you will lose 1% for every 1% decline of the underlying index.
- There may be no secondary market. Securities should be considered a hold until maturity product.
- Additional risk factors can be found in the accompanying preliminary terms and the following pages of this document.

Morgan Stanley

The hypothetical returns set forth above are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the securities.

You should read this document together with the accompanying preliminary terms describing the offering, including the overview of the underlying index and its historical performance, before you decide to invest.

1

Contingent Buffer Equity Note ("CBEN") Linked to the Hang Seng China
Enterprises Index and the Hong Kong Dollar

Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS -- The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the securities at maturity and do not pay you interest on the securities. The return on the securities at maturity is linked to the performance of the Underlying Index, as adjusted by its exposure to the performance of the Underlying Currency against the U.S.
dollar. If the Final Index Value is less than the Initial Index Value by an amount greater than the Knock-Out Buffer Amount of 20%, a Knock-Out Event occurs, and you will be fully exposed to any depreciation in the Currency
Adjusted Closing Value. If a Knock-Out Event has occurred, the payment at maturity on each security will be significantly less than the stated principal amount of the securities and consequently, the entire principal amount of your investment is at risk.

THE SECURITIES DO NOT PAY INTEREST -- Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

YOUR APPRECIATION POTENTIAL IS LIMITED -- The appreciation potential of the securities will be limited by the Maximum Payment at Maturity. The payment at maturity will never exceed the Maximum Payment at Maturity even if the Final
Index Value is substantially greater than the Initial Index Value.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS -- As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the
Underlying Index would have.

THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL
OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY
AFFECT THE MARKET VALUE OF THE SECURITIES -- You are dependent on Morgan
Stanley's ability to pay all amounts due on the securities at maturity, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan
Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market's view of Morgan Stanley's creditworthiness. Any actual or anticipated decline in Morgan Stanley's credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

INVESTING IN THE SECURITIES EXPOSES INVESTORS TO RISKS ASSOCIATED WITH
INVESTMENTS IN SECURITIES LINKED SOLELY TO THE VALUE OF CHINESE EQUITY
SECURITIES -- The stocks included in the Underlying Index have been issued by companies incorporated in the People's Republic of China and/or owned by the
Chinese government. Investments in securities linked to the value of emerging markets equity securities involve risks associated with the securities markets in those countries, including the People's Republic of China, and these risks include risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies. Also, there is generally less publicly available information about foreign companies than about U.S.
companies that are subject to the reporting requirements of the United States
Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

The prices of securities in emerging markets, such as the stocks constituting the Underlying Index, may be affected by political, economic, financial and social factors in those countries, including the People's Republic of China, or the global region, including changes in government, economic and fiscal policies and currency exchange laws. Countries with emerging markets, such as the People's Republic of China, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. In addition, the Chinese economy may be highly vulnerable to changes in local or global trade conditions, and may suffer from a risk in the Chinese government's debt burden. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the Chinese economy may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, labor conditions and self-sufficiency.

THE SECURITIES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK; THE HONG KONG DOLLAR
DOES NOT FLOAT FREELY -- The return on the securities is based on the performance of the Underlying Index, as adjusted by its exposure to the performance of the Hong Kong dollar against the U.S. dollar. Accordingly, any depreciation in the value of the Hong Kong dollar relative to the U.S. dollar will adversely affect your return on the securities.

Exchange rates of many developed and major emerging economies, including the
United States, currently are "floating," meaning that they are permitted to fluctuate in value relative to other currencies. However, the Hong Kong dollar does not float freely. The exchange rate of the Hong Kong dollar against the
U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority.
For so long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating against the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the value of your securities and could result in a loss, possibly a substantial loss, on your investment.

CHANGES IN THE VALUE OF THE UNDERLYING INDEX AND THE CURRENCY EXCHANGE RATE MAY
OFFSET EACH OTHER -- The securities are linked to the Hang Seng China
Enterprises Index, as adjusted by its exposure to the performance of the Hong
Kong dollar against the U.S. dollar. Movements in the Underlying Index and the exchange rate of Hong Kong dollar against the U.S. dollar may not correlate with each other. At a time when the value of the Underlying Index increases, the Hong Kong dollar may decline relative to the U.S. dollar, or vice versa.
Therefore, in calculating the Final Index Value, increases in the value of the
Underlying Index may be moderated, or more than offset, by declines in the Hong
Kong dollar relative to the U.S. dollar. There can be no assurance that the
Final Index Value will be higher than the Initial Index Value. You will lose over 20% of your investment if the Final Index Value is less than the Knock-Out
Level.

THE POTENTIAL CORRELATION BETWEEN THE UNDERLYING INDEX AND THE UNDERLYING
CURRENCY COULD ADVERSELY AFFECT THE VALUE OF THE SECURITIES -- The return of the securities is linked to the performance of the Underlying Index adjusted for its exposure to the Hong Kong dollar against the U.S. dollar. There may be a high degree of correlation between the Underlying Index and the Hong Kong dollar. Correlation is the extent to which the value of the Underlying Index and exchange rate of the Hong Kong dollar with respect to the U.S. dollar could increase or decrease at the same time. As a result, the value of the securities may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the Chinese economy than a different investment linked to more broadly diversified indices or currencies.

Contingent Buffer Equity Note ("CBEN") Linked to the Hang Seng China
Enterprises Index and the Hong Kong Dollar

Risk Factors

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES -- In
addition to the value of the Underlying Index on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including: the actual or expected volatility of the Underlying Index; the exchange rate and the expected volatility of the exchange rate between the Hong Kong dollar and the U.S.
dollar; the time to maturity of the securities; the dividend rates on the common stocks underlying the Underlying Index; interest and yield rates in the market generally; geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and our creditworthiness, including actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the stated principal amount if a
Knock-Out Event is likely to imminently occur in light of the then-current value of the Underlying Index and the Hong Kong dollar against the U.S. dollar.
You cannot predict the future performance of the Underlying Index, as adjusted by its exposure to the performance of the Hong Kong dollar against the U.S.
dollar, based on its historical performance. We cannot guarantee that a
Knock-Out Event will not occur so that you will not suffer a loss on your initial investment in the securities. You can review the historical values of the Underlying Index in "Historical Information" below.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE
SECURITIES PRIOR TO MATURITY -- While the payment at maturity described in these preliminary terms is based on the full stated principal amount of your securities, the original issue price of the securities will include the agents'
commissions and the cost of hedging our obligations under the securities through one or more of our affiliates. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase securities from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

LACK OF LIQUIDITY -- The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Morgan Stanley and Co. LLC ("MS and Co.") may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS and Co. is willing to transact. If, at any time, MS and Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

POTENTIAL CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Underlying Index and the value of the securities.

THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE -- If
we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an "open transaction" for U.S. federal income tax purposes, the offering of the securities will be terminated.

You can review a graph setting forth the historical performance of the
Underlying Index, the Currency Adjusted closing levels of the Underlying Index, and the Underlying Currency in the preliminary terms describing the terms of the securities.

You cannot predict the future performance of the Underlying Index or the
Underlying Currency based on their historical performances. We cannot guarantee that the Final Index Value will be greater than the Knock-Out Level so that you will receive a payment at maturity in excess of $1,000, or that you will not lose some or all of your investment.

UNITED STATES FEDERAL TAX CONSEQUENCES -- Please read the discussion of U.S.
federal tax consequences, and any related risk factors, in the preliminary terms describing the terms of the securities.

                                                                               3

Contingent Buffer Equity Note ("CBEN") Linked to the Hang Seng China
Enterprises Index and the Hong Kong Dollar

Important Information

The issuer has filed a registration statement (including a prospectus) with the
SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

The mark and name Hang Seng China Enterprises[R] is proprietary to Hang Seng
Data Services Limited and have been licensed for use by Morgan Stanley. The securities are not sponsored, endorsed, sold or promoted by Hang Seng Data
Services Limited, and Hang Seng Data Services Limited makes no representation regarding the advisability of investing in the securities.

Hang Seng Indexes Company Limited and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Hang Seng China Enterprises Index, which is owned and published by Hang Seng Indexes Company Limited, in connection with the securities. Hang Seng Indexes Company Limited has no obligation with respect to
Hang Seng China Enterprises Index in connection with the issuance of certain securities, including the securities. Morgan Stanley is not affiliated with
Hang Seng Indexes Company Limited and the only relationship between Hang Seng
Indexes Company Limited and Morgan Stanley is the licensing of the use of Hang
Seng China Enterprises Index and trademarks related to the Hang Seng China
Enterprises Index.

The securities are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley and Co. LLC,
Morgan Stanley and Co. International PLC, Morgan Stanley MUFG Securities Co.,
Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited
(together with their affiliates, hereinafter "Morgan Stanley"), but is not a product of Morgan Stanley's Equity Research or Fixed Income Research
Departments. This communication is a marketing communication and is not a research report, though it may refer to a Morgan Stanley research report or the views of a Morgan Stanley research analyst. We are not commenting on the fundamentals of any companies mentioned. Unless indicated, all views expressed herein are the views of the author's and may differ from or conflict with those of the Morgan Stanley Equity Research or Fixed Income Research Departments or
others in the Firm.

Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice, including within the meaning of Section 975 of the Dodd-Frank Wall Street
Reform and Consumer Protection Act.

This material is not (and should not be construed to be) investment advice (as defined under ERISA or similar concepts under applicable law) from Morgan
Stanley with respect to an employee benefit plan or to any person acting as a
Fiduciary for an employee benefit plan, or as a primary basis for any particular plan investment decision. These materials have been based upon information generally available to the public from sources believed to be reliable. No representation is given with respect to their accuracy or completeness, and they may change without notice. Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials. Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal or proprietary positions (long or short) in and effect transactions in securities of companies or trading strategies mentioned or described herein and may also perform or seek to perform investment banking, brokerage or other services for those companies and may enter into transactions with them. We may at any time modify or liquidate all or a portion of such positions and we are under no obligation to contact you to disclose any such intention to modify or liquidate or any such modification or liquidation. Morgan Stanley acts as "prime broker" and lender for a number of hedge funds. As a result, Morgan Stanley may indirectly benefit from increases in investments in hedge funds. Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation. We remind investors that these investments are subject to market risk and will fluctuate in value. The investments discussed or recommended in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. Where an investment is denominated in a currency other than the investor's currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved.
Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. Transaction costs (such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed. Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs and changes to the assumptions set forth herein may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. By submitting this communication to you, Morgan Stanley is not advising you to take any particular action based on the information, opinions or views contained herein, and acceptance of such document will be deemed by you acceptance of these conclusions. You should consult with your own municipal, financial, accounting and legal advisors regarding the information, opinions or views contained in this communication.

                                                                               4